SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September 2010

Commission File Number 000-20181

Sapiens International Corporation N.V.
(translation of registrant’s name into English)

c/o Landhuis Joonchi
Kaya Richard J. Beaujon z/n
P.O. Box 837
Willemstad
Curaçao, Netherlands Antilles
(599) (9) 7366277
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

Philadelphia Insurance Companies Goes Live with Sapiens’
RapidSure Policy Administration Suite

Successful deployment of five lines of business, all states, integrated with existing systems in just six months.

Cary, N.C. – September 7, 2010 - Sapiens International Corporation N.V. (NASDAQ and TASE:SPNS), a global provider of innovative insurance software solutions and a member of Formula Systems group, today announced that Philadelphia Insurance Companies has deployed the RapidSure Policy Administration solution as the first phase in replacing and improving their policy issuance processes and systems.  Development of additional lines is already underway for the second phase of the project. RapidSure is the policy administration system built by Harcase which was recently acquired by Sapiens.

The RapidSure implementation project includes deployment of five lines of business spanning specialty and ISO and non-ISO for both commercial and personal lines of business, leveraging ACORD standards.  Full integration to Philadelphia Insurance’s current infrastructure including billing, claims, document management and accounting systems with their web portal was also delivered in this short timeframe.

“We conducted an exhaustive market search to find the best fit solution for our needs.  We found RapidSure to be the most innovative and flexible solution available in the market that also adheres to industry standards – all of which were key criteria in our selection process,” said Alfred Goxhaj, CIO, Philadelphia Insurance Companies.  “Sapiens delivered on its commitment to meet our aggressive schedule. In just six months, we are already in production with five new lines of business, and are well on our way with our plans to rapidly expand the use of the system across additional lines.

Goxhaj continued, “RapidSure provides us a robust product configuration engine for quick development and delivery of our products – across our commercial, personal and specialty lines, as well as a web portal delivery.  This is a powerful combination of capabilities enabling us to be an agile organization, able to respond quickly and effectively to our agent channels, business partners, and continually changing business dynamics.”

Chad Hersh, a Principal at analyst firm Novarica, added “Philadelphia Insurance had an unusually aggressive deadline for a carrier of their size and a project of this breadth. That the system was implemented in just six months validates the importance of the flexibility and open standards that are hallmarks of truly modern solutions.”

Dan Sobotincic, EVP of Sapiens North America said, “We sincerely appreciate the confidence Philadelphia Insurance has shown in Sapiens and in our RapidSure suite for their core system needs.  Both of our organizations allocated small, agile and dedicated delivery-oriented teams that worked side by side to meet the challenging goals and timeline.  We look forward to a long partnership with Philadelphia Insurance with a common focus on delivering maximum value from RapidSure, enabling their continued business success and support their planned growth.”

About Philadelphia Insurance Companies

Philadelphia Insurance Companies designs, markets, and underwrites commercial property/casualty and professional liability insurance products incorporating value added coverages and services for select industries. In operation since 1962, the Company, whose commercial lines insurance subsidiaries are rated A+ (Superior) by A.M. Best Company and AA- for counterparty credit and financial strength by Standard & Poor’s, is nationally recognized as a member of Ward's Top 50 and National Underwriter’s Top 100 (for in-depth financial information, please visit our website at www.phly.com). The organization has 48 offices strategically located across the United States to provide superior service.

Philadelphia Insurance Companies is the marketing name for the property casualty insurance operations of Philadelphia Consolidated Holding Corp., a Member of the Tokio Marine Group. In the United States, all products are written by insurance company subsidiaries of Philadelphia Consolidated Holding Corp. Coverage may not be available in all jurisdictions and is subject to actual policy language. Certain coverage may be provided by a surplus lines insurer. Surplus lines insurers do not generally participate in state guaranty funds and insureds are therefore not protected by such funds. Non-insurance products and services may be provided by independent third parties.

To locate the office nearest you or for more information, visit us on the web at www.phly.com or contact our marketing department at 800-873-4552

About Sapiens International

Sapiens International Corporation N.V. is a leading global provider of business solutions for the insurance industry. Sapiens is dedicated to developing innovative insurance solutions for the ever-changing Property & Casualty, Reinsurance, and Life & Pension business environments.  By leveraging innovative technology, open standards and model driven architecture, we help insurers create their competitive advantage. Sapiens operates through its subsidiaries in North America, the United Kingdom, EMEA and Asia Pacific. For more information, please visit www.sapiens.com, or contact us at info@sapiens.com.

Except for historical information contained herein, the matters set forth in this release are forward-looking statements that are dependent on certain risks and uncertainties, including such factors, among others, as market acceptance, market demand, pricing, changing regulatory environment, changing economic conditions, risks in new product and service development, the effect of the Company's accounting policies, specific system configurations and software needs of individual customers and other risk factors detailed in the Company's SEC filings.

For More Information

Osnat Segev-Harel
Chief Marketing Officer
Sapiens International
Tel: +972-8-938-2721
E-mail: info@sapiens.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sapiens International Corporation N.V. (Registrant)

Date: September 7, 2010	By:	/s/ Roni Giladi
Roni Giladi
Chief Financial Officer